Exhibit 99.3

NOTICE OF OUR 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHAT:

2025 Annual and Special Meeting of Shareholders (the Meeting) of Precision Drilling Corporation

WHEN:

Thursday, May 15, 2025, at 10:00 a.m. Mountain Daylight Time (MDT)

WHERE:

Virtual-only Meeting via live audio webcast online at https://meetnow.global/MWTY5VA

This year, we will be holding the Meeting in a virtual-only format via live audio webcast where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the Meeting.

Business Items		Recommendation of the Board
1	Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2024
2	Appoint the Auditors and Authorize the Directors to Set the Auditors’ Fee	FOR
3	Elect the Directors	FOR
4	Participate in Our ‘say on pay’ Advisory Vote	FOR
5	Reconfirmation and Continuation of Our Shareholder Rights Plan	FOR
6	Other Business

Your Vote is Important

The 2025 Annual and Special Meeting of Shareholders is your opportunity to voice your opinion on important matters concerning the Company. Shareholders are encouraged to exercise their right to vote.

The Management Information Circular includes important information about what the Meeting will cover, how to vote, our governance practices, and executive compensation at Precision Drilling Corporation. For more information on how to vote your shares and procedures for attending and participating at the virtual Meeting, see "General Information About the Annual and Special Meeting" on page 67 of the enclosed Management Information Circular.

By order of the Board of Directors,

/s/ Veronica H. Foley

Veronica H. Foley

Chief Legal and Compliance Officer